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                       SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           POWERCHANNEL HOLDINGS, INC.
                                  COMMON STOCK

                                   73933E 10 8
                                 (CUSIP NUMBER)


                             4400 ROUTE 9, 2ND FLO0R
                               FREEHOLD, NJ 07728
                                 (732) 409-1212

                                November 18, 2003
                  ---------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)















If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.



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(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
Persons (entities only):

         JONATHAN HONIG

(2) Check the Appropriate Box if a Member of a Group (See Instructions) (a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With

(7) Sole Voting Power: 949,672

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 949,672

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 949,672

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

(13) Percent of Class Represented by Amount in Row (11): 6.4%

(14) Type of Reporting Person: IN

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ITEM 1. SECURITY AND ISSUER.

Powerchannel Holdings, Inc.
Common Stock, par value $0.01
16 North Main Street, Suite 395
New City, NY 10956

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name: Jonathan Honig

(b) Address: 6222 NW 43rd Terrace Boca Raton, FL 33496

(c) Stock Trader

(d) None.

(e) None.

(f) Citizenship. United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person, Jonathan Honig, acquired 949,672 shares of the Issuer from the Company pursuant to an exemption from registration at Section 4(2) of the Securities Act of 1933.

ITEM 4. PURPOSE OF TRANSACTION.

449,672 shares were issued to the Reporting Person in consideration of the merger between Powerchannel Holdings, Inc. and Sealant Solutions, Inc. The additional 500,000 shares were received as a gift from a shareholder of the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

449,672 shares were issued to the Reporting Person in consideration of the merger between Powerchannel Holdings, Inc. and Sealant Solutions, Inc. The additional 500,000 shares were received as a gift from a shareholder of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

See Exhibit 10.1 and 10.2 of Form 8-k filed with the SEC on July 28, 2003.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: November  25, 2003                    Signature: /s/ Jonathan Honig
                                                      -----------------------
                                                      JONATHAN HONIG